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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------

                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (Rule 13d-101)

                           --------------------------


                               LENNAR CORPORATION
                                (Name of Issuer)

                           --------------------------


                     COMMON STOCK, PAR VALUE $0.10 PER SHARE
                         (Title of Class of Securities)

                           --------------------------


                                    526057104
                                 (Cusip Number)

                           --------------------------

                            DAVID W. BERNSTEIN, ESQ.
                       CLIFFORD CHANCE ROGERS & WELLS LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                           --------------------------


                                 SEPTEMBER 27, 2002
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(3), 13d-1(f) or 13d-1(g), check the following box [ ].


                                Page 1 of 4 Pages
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CUSIP No. 526057104                    13D                     Page 2 of 4 Pages
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  1.    NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        STUART A. MILLER
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  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a)[X]
                                                                         (b)[ ]
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  3.    SEC USE ONLY


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  4.    SOURCES OF FUNDS

        NOT APPLICABLE
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  5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)
                                                                           [ ]
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  6.    CITIZENSHIP OR PLACE OF ORGANIZATION

        US
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                       7.   SOLE VOTING POWER
     NUMBER OF
                            10,012,444
       UNITS          ----------------------------------------------------------
                       8.   SHARED VOTING POWER
    BENEFICIALLY

      OWNED BY        ----------------------------------------------------------
                       9.   SOLE DISPOSITIVE POWER
       EACH
                            10,012,444
     REPORTING        ----------------------------------------------------------
                      10.   SHARED DISPOSITIVE POWER
    PERSON WITH

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11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        10,012,444
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12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]

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13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        15.5%
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14.     TYPE OF REPORTING PERSON

        IN
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         This Amendment No.1 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on August 7, 2002, by amending (a) - (b) of Item 5 to state the following:

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b) Stuart Miller is the sole trustee of Marital Trust I. Marital Trust I is the beneficial owner of all the outstanding voting shares of LMM Family Corp., which is the sole general partner of LMM Family Partnership, L.P. As the sole general partner, LMM Family Corp. has the power to cause LMM Family Partnership, L.P. to vote, or to dispose of, securities which it owns. LMM Family Partnership, L.P. owns 9,401,661 shares of Class B Common Stock of the Company, which may at any time be converted into common stock of the Company at the rate of one share of common stock for each share of Class B Common Stock that is converted. Therefore, in his capacity as trustee of Marital Trust I, Stuart Miller has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition, of the 9,401,661 shares of common stock of the Company owned by LMM Family Partnership, L.P. In addition, Stuart Miller owns 277,483 shares of common stock of the Company and 9,000 shares of Class B Common Stock of the Company and holds options which are, or within 60 days will become, exercisable, which entitle him to purchase up to 54,000 shares of common stock of the Company (as well as options which will not become exercisable within 60 days which will entitle him to purchase up to an additional 76,000 shares of common stock).

         On September 27, 2002 (effective August 30, 2002), LMM Family Corp. became the sole general partner of The Miller Charitable Fund, L.P., which is the beneficial owner of 270,300 shares of Class B Common Stock of the Company. Those shares may be converted at any time into 270,300 shares of common stock of the Company. Therefore, in his capacity as trustee of Marital Trust I, Stuart Miller has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition, of the 270,300 shares of Class B Common Stock of the Company owned by The Miller Charitable Fund, L.P. and any common stock into which it may be converted.

         In view of what is said above, for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, Stuart Miller is the beneficial owner of a total of 10,012,444 shares of common stock of the Company. Giving effect to the conversion of all the 9,680,961 shares of Class B Common Stock into common stock and the exercise of all the options held by Stuart Miller which are, or within 60 days will become, exercisable, and based upon the information as to outstanding shares contained in the Company's Report on Form 10-Q for the period ended May 31, 2002, the shares of common stock of which Stuart Miller is the beneficial owner constitute 15.5% of the outstanding shares of common stock.

           Each share of Class B Common Stock entitles the holder to cast 10 votes, while each share of common stock entitles the holder to cast one vote. Therefore, the 9,671,961 shares of Class B Common Stock which Stuart Miller, as trustee of Marital Trust I, has the power to vote, together with the 277,483 shares of common stock and 9,000 shares of Class B Common Stock which he owns, entitle him to cast a total of 97,087,093 votes, which is 63.9% of all the votes which may be cast at a meeting of the Company's stockholders.

         At the time of his death, Leonard Miller held employee stock options entitling him to purchase up to 100,000 shares of common stock for $41.85 per share as to 90,444 shares and $46.04 per share as to the remaining 9,556 shares. Upon Leonard Miller's death, all the options became immediately exercisable by his legal representatives until twelve months after the date of his death, at which time they will expire. In September 2002, the Estate of Leonard Miller exercised the options to purchase the 9,556 shares. Stuart Miller is one of the four personal representatives of Leonard Miller's estate. The other three personal representatives are Stuart Miller's sister and brother and an attorney who has rendered services to the Company and to other companies that had been controlled by Leonard Miller. Stuart Miller does not believe


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that, for purposes of Section 13 of the Securities Exchange Act of 1934, as
amended, he is the beneficial owner of the shares issuable on exercise of the options held by Leonard Miller at the time of his death.


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                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Dated: September 27, 2002


                                             /s/ Stuart A. Miller
                                             -----------------------------------
                                             Stuart A. Miller


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